May 20, 2013

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	NextEra Energy, Inc. (NEE) Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-08841

Dear Mr. Allegretto:

We hereby submit our response to the comments set forth in your letter dated April 25, 2013, with respect to your review of the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by NEE's responses.

Form 10-K for the Fiscal Year Ended December 31, 2012 (2012 Form 10-K)

Note 1 Summary of Significant Accounting and Reporting Policies, page 83

Revenues and Rates, page 83

1.
Please help us understand how the 5th bullet point of the key elements of the 2012 rate agreement is intended to work. In this regard, please explain to us which assets the depreciation reserve surplus relates to and how the “excess” arose. We understand the mandatory amortization of this reserve will only be refundable to customers in the event your earned regulatory ROE exceeds 11.5%, please confirm or correct our understanding. Likewise, we understand that the fossil dismantlement reserve amortization is only subject to mandatory amortization up to the amount to maintain a 9.5% earned regulatory ROE but not in excess of 11.5%. If our understanding is incorrect, please clarify it. If not, please explain under what circumstances you would not elect not to amortize the fossil dismantlement reserve once the 9.5% earned return was met but was less than the 11.5% cap.

Company Response: The Florida Public Service Commission (FPSC) found that Florida Power & Light Company (FPL) had a net depreciation reserve surplus related to all depreciable assets as a result of its review of, and adjustments to the parameters contained in, the depreciation study submitted by FPL as required in connection with the 2009 retail base rate case (settled in the 2010 rate agreement and approved by the FPSC in February 2011). The study included a calculation of a “theoretical reserve” for each plant account and a comparison of that reserve to the then-current book reserve for that plant account. The theoretical reserve, which represents an estimate of a theoretically sufficient reserve, is calculated by applying current estimates of depreciation parameters (presented in the depreciation study) to existing depreciable asset historical balances. The depreciation reserve surplus or deficit of a plant account represents the difference between the theoretical reserve and the book reserve for that account. FPL's net depreciation reserve surplus represents the sum of the surplus or deficit for all applicable plant accounts.

A depreciation reserve surplus may arise from a number of conditions, such as a change in estimate of the average service life of an asset. One of the drivers of FPL's depreciation reserve surplus was the extension of its nuclear plant operating licenses, which extended the remaining useful life by twenty years. In this instance, the new depreciation rate could have been reduced to reflect the new remaining service life, therefore, amortizing the surplus over the remaining life of the assets. However, the FPSC rejected the use of the prospective remaining life method for resetting depreciation and rates to address the net depreciation reserve surplus and instead approved a rate settlement which was designed to amortize the surplus into rates over the much shorter period covered by the 2010 rate agreement subject to the earnings band.

Under the 2012 rate agreement, the amortization of the reserve is only mandatory by an amount necessary to ensure that FPL's regulatory return on common equity (ROE) is within the prescribed band. The Staff's understanding is likewise correct as it relates to the amortization of the dismantlement reserve, which is only required by amounts necessary to ensure that FPL's regulatory ROE does not fall below or exceed the earnings band. Specifically, both the depreciation reserve surplus remaining at the end of 2012 under the 2010 rate agreement (approximately $224 million) and a portion of FPL's fossil dismantlement reserve (up to a maximum $176 million) will be amortized over the term of the 2012 rate agreement in order to maintain at least a 9.50% earned regulatory ROE. However, FPL may not amortize any reserve surplus that would result in an earned regulatory ROE in excess of 11.50%.

Each year during the term of the 2012 rate agreement, FPL will file a forecast with the FPSC containing the regulatory ROE intended to be earned based on the best information FPL has at that time assuming normal weather. This twelve-month forecast will establish a fixed target regulatory ROE and FPL will record the reserve amortization necessary to achieve that annual target regulatory ROE, to the extent that there is a sufficient amount of the original $400 million reserve remaining available to amortize. FPL will also record the necessary reserve amortization on a quarterly basis to achieve the quarterly regulatory ROE targets embedded in the annual forecast. The quarterly regulatory ROE target may differ from the annual regulatory ROE, however, both will be fixed upon filing of the forecast with the FPSC.

Electric Plant, Depreciation and Amortization, page 85

2.
With respect to cash grants under the ARREA of 2009, please explain what the rate treatment of cash grants related to FPL is and how it corresponds to the method by which such amounts are recognized in the financial statements for FPL. For grants related to NEE's property plant and equipment, please tell us your basis in promulgated GAAP for the accounting employed. Please be detailed in your analysis of promulgated GAAP for grants related to non-regulated assets.

Company Response:
Regulatory Accounting
The ARREA of 2009 stated that, for regulated utilities, Section 1603 grants (grants in lieu of tax credits) are subject to the normalization requirements of the Internal Revenue Code, Section 46(f). Under those requirements, if the grant benefits were refunded to customers faster than ratable, or if the grant was included as a reduction to rate base, the IRS rules would require FPL to repay the entire amount of the grant, thereby denying any benefits to FPL or its customers. Accordingly, for FPSC accounting and rate treatment, FPL recorded the grant as an accumulated deferred credit on its balance sheets, similar to a deferred investment tax credit. The grant is then amortized over the estimated useful life of the related renewable power generation facility. This regulatory accounting and rate treatment has been approved by the FPSC. The net impact to the income statement is the same for regulatory and financial reporting purposes.

Financial Reporting
For SEC financial reporting purposes, both FPL and NEER report grants under the ARREA of 2009 as a reduction to the cost of the related renewable power generation facility. U.S. GAAP does not contain specific guidance regarding the accounting for government grants. In establishing a companywide accounting policy for grants, we considered accounting guidance found in CCH Accounting Research Manager (Interpretations and Examples - 34, Government and Not-for-Profit Entities - Government Grants and Assistance), which suggests that “grants that relate to depreciable property and equipment should be reflected in income over the useful lives of the related assets and those applicable to land should be amortized over the life of the depreciable facilities constructed on it.” Further, while International Financial Reporting Standards are not applicable to companies reporting under U.S. GAAP, we also considered the guidance in International Accounting Standard No. 20, Accounting for Government Grants and Disclosure of Government Assistance, paragraph 24, which indicates that “government grants related to assets, including non-monetary grants at fair value, shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.” Long-lived assets (other than those acquired in a business combination) are initially recorded at their historical cost. Because the receipt of the cash grant effectively reduces the net capital requirement to construct these renewable power generation facilities, FPL and NEER concluded that recording the grant as a reduction of the cost of the asset provided the most meaningful presentation. As a result, the benefit of the grant is recognized over the life of the related renewable power generation facility through a reduction in depreciation expense.

3.	Please disclose the average life of property plant and equipment for NEER's unregulated plant by major plant type. Refer to ASC 360-10-50-1.

Company Response:  Note 1 - Electric Plant, Depreciation and Amortization to the consolidated financial statements in the 2012 Form 10-K discloses the use of the straight-line method of depreciation and the effective depreciation rates for NEER's electric plants in service. Because approximately 93% of NEER's depreciable property, plant and equipment balance as of December 31, 2012 represents electric generating plants, we believe that our disclosure in the 2012 Form 10-K complies with ASC 360-10-50-1 (b.) and (d.), which requires disclosure of the balances of major classes of depreciable assets, by nature or function, at the balance sheet date and a general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets. However, in response to your comment, we will provide a further breakdown of NEER's electric plant by technology in NEE's future Form 10-K filings, including the comparative period. The following is the form of such future disclosure, using information for the year ended December 31, 2012 as an example:

At December 31, 2012, wind, nuclear, natural gas and solar plants represented approximately 67%, 14%, 10% and 1%, respectively, of NEER's depreciable electric plant in service and other property. The estimated useful lives of NEER's plants range primarily from 25 to 30 years for wind, natural gas and solar plants and from 25 to 47 years for nuclear plants.

6. Income Taxes, page 106

4.
We note your disclosure regarding your December 31, 2010 liabilities for unrecognized tax benefits of $264 million. Your subsequent disclosure suggests your 2011 settlement with the IRS substantially eliminated the liability as of December 31, 2011. If our understanding is incorrect, please clarify. If correct, please advise how the substantial elimination of the liability was reflected in the tax provision in 2011 and how such reversal of the liability impacted your effective income tax rate for 2011. Please be detailed in your explanation of the effect on the tax provision of the creation of the liability as well as the subsequent reversal. We also note as part of the IRS settlement you received a cash refund of $278 million including interest of $131 million. Please explain to us the events that caused you to go from a liability to a cash settlement (receivable) for an uncertain tax position and whether and how the cash settlement impacted the tax provision.

Company Response:  NEE's unrecognized tax benefits decreased from $264 million at December 31, 2010 to a balance of approximately $87 million at December 31, 2011 reflecting the IRS settlement which settled the majority of the uncertainties giving rise to the unrecognized tax benefits with the IRS. The tax effects of the $278 million IRS settlement were appropriately accrued in NEE's financial statements as of December 31, 2010 based on proposed tax computations that had been submitted to the IRS. During 2011, the Joint Committee on Taxation and the IRS agreed to these computations. The IRS settlement had no impact on NEE's 2011 tax provision and effective tax rate. Since the majority of the settlement related to the timing of certain deductions for repairs, casualty losses and indirect service costs, essentially all of the liability for unrecognized tax benefits was created as an adjustment to deferred income tax liabilities with no impact to the effective rate reported in the tax provision.

A reconciliation of the components of the cash settlement is as follows:

NEE
(millions)
Unrecognized tax benefits (UTBs) as of 12/31/10	$(264)
UTBs not part of 2011 settlement	63
UTBs part of 2011 settlement	(201)
Claims and deposits (1)	348
Interest settlement (2)	131
2011 IRS cash settlement(3)	$278
___________________
(1)    The settlement also included payment to NEE of claims and deposits held by the IRS pending resolution of the issues being litigated with the IRS (i.e., timing of certain deductions for repairs, casualty losses and indirect service costs.)
(2)    NEE recognizes interest income related to UTBs as interest income.
(3)    Included as a current asset in other receivables on NEE's consolidated balance sheets in NEE's Form 10-K for the year ended December 31, 2010.

8. Variable Interest Entities, page 109

5.
Please explain to us how you are accounting for the power purchase agreement with the 250 MW coal fired qualifying facility. Please tell us whether the power purchase agreement is structured as a lease. If not addressed in the accounting description, tell us what consideration was given to treating the agreement as a capital lease given you have agreed to purchase substantially all of the facility's capacity over a substantial portion of its estimated useful life.

Company Response:  The power purchase agreement with the 250 megawatt (mw) coal-fired qualifying facility is accounted for as an executory contract for the purchase of electricity. Payments made under the contract are recorded as fuel, purchased power and interchange expense in NEE's consolidated statements of income and are recovered through the fuel and purchased power cost recovery clause, as established by the FPSC.

The power purchase agreement was entered into in 1988 and became effective in 1994. Accordingly, the power purchase agreement has not been evaluated under the criteria of ASC 840-10-15-6 (formerly EITF Issue No. 01-8), as contracts entered before July 1, 2003 were excluded from the scope of that guidance.

Prior to the issuance of the guidance in EITF Issue No. 01-8, FPL evaluated power purchase agreements to determine if they were in-substance leases based on the definition of a lease in Statement of Financial Accounting Standards No. 13, Accounting for Leases, paragraph 1. The power purchase agreement with the 250 mw coal-fired qualifying facility was determined not to be a lease and therefore not afforded capital lease treatment.

13. Commitments and Contingencies, page 118

6.
Please tell us whether any accrual has been made respecting the lawsuit commenced by TXU. If not, please advise how you determined the likelihood that TXU would prevail in your appeal to the Texas Supreme Court is remote. If you believe the amounts involved are immaterial to your financial position and results of operations, please supplementally demonstrate with quantification the reasonable possibility outcomes.

Company Response:
NEE has assessed the probable outcomes of this lawsuit and believes that the probable loss amounts are immaterial to its financial position and results of operations. The reasonably possible range of loss is from a low of $0 to a high amount equal to the damages sought in the case, or approximately $34 million plus attorneys' fees, costs and interest, as disclosed in Note 13 - Legal Proceedings to the consolidated financial statements in the 2012 Form 10-K in accordance with ASC 450-20-50-3 and 50-4. A portion of the Company Response to Comment 6 is being supplementally delivered to the SEC under separate cover by NEE, together with a request for confidential treatment under the Freedom of Information Act.

7.
Refer to your disclosure on page 119 where you state, “On February 14, 2013, the Spanish government approved a new law that made further changes to the economic framework of renewable energy projects including, among other things, substantially reducing the renewable energy pricing for the 99.8 mw of solar thermal facilities that affiliates of NEER are constructing in Spain. The revised renewable energy pricing will have a significant negative impact on the project returns, as well as the related financing agreements. NEER's management is evaluating its options which include, among other things, attempting to work with lenders to restructure the financing agreements, abandoning the development of the projects or selling the projects. If NEER were to abandon the projects, its maximum exposure is estimated to be approximately $300 million.” Please address the following:

•
Summarize for us the stage of development of these projects, the capital that has been invested to date, and when you initially became aware of the proposed legislative changes to the tariff and energy taxes. In this regard, provide us a comprehensive analysis and timeline of events leading up to the legislative changes made in December 2012 and February 2013.

•	Tell us how you are accounting for your investments in the Spanish renewable projects and whether such assets constitute long lived assets.

•
We have read your 2013 Investor Conference materials and noted on page 88 your Spain update addressing the financial challenges of the project and the legislative changes made in December 2012. We assume the legislative changes would constitute an event that would require the asset to be evaluated for recovery under ASC 360-10-35-21.c. If so, please summarize for us the results of your evaluation.

Company Response:  As of December 31, 2012, affiliates of NEER had invested approximately $790 million in the 99.8 mw solar thermal facilities being constructed in Spain (Spain solar projects); the source of funds for which has been substantially provided by third-party lenders. The facilities are expected to be completed and commissioned in the second half of 2013. The affiliates are indirect, wholly-owned subsidiaries of NEER and, as a result, the investment in the Spain solar projects was reflected in construction work in progress on NEE's consolidated balance sheets in the 2012 Form 10-K. The investment is accounted for in accordance with ASC 360.

The following timeline summarizes the events leading up to the legislative changes made in December 2012 and February 2013.

December 2012 Legislative Change:

September 14, 2012 - The Spanish Council of Ministers approved a proposed Bill of Law containing several provisions affecting the energy sector. The provisions affecting the Spain solar projects directly included:

•	A new ad valorem tax of 6% for all generators

•	A new “Green Tax” on all natural gas(1) consumed

•	Elimination of the premium for electricity sold through natural gas(1) generation
____________________
(1)    The Spain solar projects were constructed with an option to burn natural gas and its economics were dependent, in part, on the ability to use natural gas to generate electricity.

November 21, 2012 - The Congress of Deputies (Congress) published the text of the Bill of Law, including all changes accepted, and submitted it to the Senate of Spain (Senate). The Senate opened the term for all Senators to submit changes and/or proposals, which ended November 29, 2012. A proposal was submitted to increase the ad valorem tax to 7% for all generators.

December 2012 - The Senate voted in favor of the proposal (including the 7% ad valorem tax increase), the Bill of Law received final approval from the Congress and was stamped by the King of Spain.

December 27, 2012 - The law was published in Spain's Official Bulletin of the State and became enforceable on January 1, 2013.

February 2013 Legislative Change:

February 2, 2013 - The Spanish government unexpectedly passed a Royal Decree of Law which, among other changes, (1) reduced to zero the premium portion of the pool + premium remuneration scheme that had provided higher economic benefits compared to the alternative fixed tariff price option, and (2) adjusted the way the Spanish consumer price index will be used to calculate the annual escalation applied to the fixed tariff rates.

February 14, 2013 - The Royal Decree of Law was ratified by Congress by a simple majority vote rather than by the common law legislative process. The common law process would have allowed the opportunity for NEER to propose amendments to the Royal Decree of Law. In contrast to the legislative process in late 2012 that transpired over the course of several months, the February 2013 law change was passed and ratified in less than two weeks with no advance discussion with the industry or opportunity for the industry to provide input.

As discussed on pages 18 and 25 of the 2012 Form 10-K, because NEER depends on policies that support renewable energy, including the tariff structure in Spain, it monitored the regulatory and political environments closely.

The December 2012 legislative change negatively impacted the economics of the investment in the Spain solar projects; therefore, in accordance with ASC 360-10-35-21c, the long-lived asset group was tested for recoverability at December 31, 2012. Expected operating cash flow (less costs remaining to complete construction) remained in excess of the carrying value of the asset group and no further analysis was performed. Subsequent communications with investors on our fourth quarter 2012 earnings conference call on January 29, 2013, a Regulation FD-compliant event, described a reduction of $0.03 - $0.04 per share in expected earnings for 2013 and 2014 from the Spain solar projects.

The February 2013 legislative change negatively impacted the economics of the investment in the Spain solar projects further; its impact was significantly greater than that of the December 2012 change. Shortly after filing of the 2012 Form 10-K, which included disclosures about the February 2013 legislative change, including its impact on the Spain solar projects, we updated investors on this change at the 2013 Investor Conference in March 2013, a Regulation FD-compliant event. As a result of the February 2013 legislative change, in accordance with ASC 360-10-35-21c, the long-lived asset group was tested again for recoverability. The analysis indicated that the carrying value of the asset group was in excess of the expected operating cash flow (less costs remaining to complete construction) and, accordingly, a fair value analysis was performed and an impairment loss and related tax effects were recorded and disclosed in Note 3 - Nonrecurring Fair Value Measurements to the condensed consolidated financial statements in NEE's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

NEE acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss NEE's responses to the Staff's comments or any other matters, please contact me at (561) 691-2977.

Sincerely,

MORAY P. DEWHURST
Moray P. Dewhurst Vice Chairman and Chief Financial Officer, and Executive Vice President - Finance of NextEra Energy, Inc.